UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Disclosure of Transactions in Own Shares (October 4, 2018)
Exhibit 99.2	Total and Sonatrach Strengthen Their Cooperation in Natural Gas and Petrochemicals in Algeria (October 7, 2018)
Exhibit 99.3	Saudi Arabia: Saudi Aramco and Total Launch Engineering Studies To Build a Giant Petrochemical Complex in Jubail (October 8, 2018)
Exhibit 99.4	Results of the option to receive the 2018 first interim dividend in shares (October 10, 2018)
Exhibit 99.5	Disclosure of Transactions in Own Shares (October 11, 2018)
Exhibit 99.6	Russia: Total Opens its New State-of-the-art Lubricants Oil Blending and Production Plant (October 15, 2018)
Exhibit 99.7	Total Joins Forces With Indian Private Adani Group to Expand in Natural Gas And Fuel Retail Activities in India (October 17, 2018)
Exhibit 99.8	Disclosure of Transactions in Own Shares (October 18, 2018)
Exhibit 99.9	Total and CNOOC Strengthen Their Long-Term Cooperation in LNG (October 22, 2018)
Exhibit 99.10	Australia: Ichthys LNG Project Begins Gas Exports (October 23, 2018)
Exhibit 99.11	Total announces third 2018 interim dividend - Update (October 26, 2018)
Exhibit 99.12	Third quarter 2018 results (October 26, 2018)

EXHIBIT INDEX

Exhibit 99.1	Disclosure of Transactions in Own Shares (October 4, 2018)
Exhibit 99.2	Total and Sonatrach Strengthen Their Cooperation in Natural Gas and Petrochemicals in Algeria (October 7, 2018)
Exhibit 99.3	Saudi Arabia: Saudi Aramco and Total Launch Engineering Studies To Build a Giant Petrochemical Complex in Jubail (October 8, 2018)
Exhibit 99.4	Results of the option to receive the 2018 first interim dividend in shares (October 10, 2018)
Exhibit 99.5	Disclosure of Transactions in Own Shares (October 11, 2018)
Exhibit 99.6	Russia: Total Opens its New State-of-the-art Lubricants Oil Blending and Production Plant (October 15, 2018)
Exhibit 99.7	Total Joins Forces With Indian Private Adani Group to Expand in Natural Gas And Fuel Retail Activities in India (October 17, 2018)
Exhibit 99.8	Disclosure of Transactions in Own Shares (October 18, 2018)
Exhibit 99.9	Total and CNOOC Strengthen Their Long-Term Cooperation in LNG (October 22, 2018)
Exhibit 99.10	Australia: Ichthys LNG Project Begins Gas Exports (October 23, 2018)
Exhibit 99.11	Total announces third 2018 interim dividend - Update (October 26, 2018)
Exhibit 99.12	Third quarter 2018 results (October 26, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: October 31, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer